May 31, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Jazz Pharmaceuticals, Inc.
Form S-1 Registration Statement
Registration File No. 333-141164

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”) to become effective at 4:00 p.m. Eastern Time on May 31, 2007 or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert the action of the Commission or the Staff in declaring the Filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JAZZ PHARMACEUTICALS, INC.

By:	/s/ Carol A. Gamble
Carol A. Gamble
Senior Vice President, General Counsel and Corporate Secretary

cc:	Bruce K. Dallas, Esq., Davis Polk & Wardwell
John M. Geschke, Esq., Cooley Godward Kronish LLP
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP